North American Energy Resources, Inc

1535 Soniat Street

New Orleans, La. 70115

February 18, 2013

Via E-Mail

Ms. Anne Nguyen Parker

Branch Chief

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	North American Energy Resources, Inc.
Amendment No. 1 to Form 10-K for fiscal year ended April 30, 2012 Filed July 27, 2012 File No. 000-52522

Dear Ms. Nguyen Parker,

We have received your comment letter dated February 8, 2013 and are in the process of preparing a detailed response. We expect that response to be complete in the next few weeks.

We acknowledge that:

●	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours Truly,

/s/ Clinton W. Coldren
Clinton W. Coldren
Chief Executive Officer

CC:	Karina V. Dorin
Staff Attorney
U.S Securities and Exchange Commission

Alan G. Massara
CFO
North American Energy Resources, Inc.